                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


FORM 3                                                      OMB APPROVAL
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                                                   OMB NUMBER:  3235-0104
                                                   Expires:  September 30, 1998
                                                   Estimated average burden
                                                   hours per response ...... 0.5
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            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES



    Filed pursuant to Section16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940



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1. Name and Address of Reporting Person

  Rudey                               John                              M.
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  (Last)                             (First)                         (Middle)

                       625 Madison Avenue, Suite 10-B
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                                    (Street)

 New York                              NY                             10022
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  (City)                             (State)                          (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   11/19/97
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3. IRS Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   U.S. Timberlands Company, L.P. (Nasdaq: TIMBZ)
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5. Relationship of Reporting Person to Issuer:
       (Check all applicable)


           X      Director                         10% Owner
           -----                           ------

                  Officer (give                    Other (Specify
           -----           title below)    ------         below)

                          Chairman of the Board
                   ----------------------------------


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6. If Amendment, Date of Original   (Month/Day/Year)

   11/10/97
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7. Individual or Joint/Group Filing (Check Applicable Line)

 x   Form filed by One Reporting Person
---

---  Form filed by More than One Reporting Person

                                      Table 1 -- Non-Derivative Securities Beneficially Owned
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1. Title of Security          2. Amount of Securities         3. Ownership Form:        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                    Beneficially Owned              Direct (D) or             (Instr. 5)
                                 (Instr. 4)                      Indirect (I)
                                                                 (Instr. 5)
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Common Units                  0                                N/A
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

         *If the form is filed by more than one reporting person, see
          Instruction 5(b)(v).

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 1473 (8-92)

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

FORM 3 (continued)


        Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security   2. Date Exer-   3. Title and Amount of Securities  4. Conversion   5. Ownership    6. Nature of
                                     cisable and     Underlying Derivative Security     or Exercise     Form of         Indirect
                                     Expiration      (Instr. 4)                         Price of        Derivative      Beneficial
                                     Date                                               Derivative      Security:       Ownership
                                     (Month Day                                         Security        Direct (D)      (Instr. 5)
                                     Year)                                                              or
                                  ------- ------- ---------------------------------                     Indirect (I)
                                  Date    Expira-                        Amount                         (Instr. 5)
                                  Exer-   tion                           or
                                  cisable Date             Title         Number
                                                                         of
                                                                         Shares
-------------------------------   ------- -------  ------------------    ---------- --------------- --------------- -------------
Unit Options (right to convert)   +       ++       Common Units          93,233     +++             D
-------------------------------   ------- -------  ------------------    ---------- --------------- --------------- -------------
Subordinated Units                ++      ++++     Common Units          1,244,565  none            I               By Old
                                                                                                                    Services/1/
-------------------------------   ------- -------  ------------------    ---------- --------------- --------------- -------------
Subordinated Units                ++      ++++     Common Units          1,894,157   none           I               By Holdings/2/

-------------------------------   ------- -------  ------------------------  ------ --------------- --------------- -------------

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Explanation of Responses:

   + The Unit Options will become exercisable upon the conversion of the Subordinated Units to Common Units on a pro rata basis, which date shall be no earlier than December 31, 2000.
  ++ The Unit Options expire on the tenth anniversary of the date such Unit
     Option is granted or earlier in certain instances upon termination of employment.
 +++ The Unit Options will have an exercise price equal to the initial public offering price for the Common Units.
  ++ The earliest date the Subordinated Units will become convertible is
     December 31, 2000.
++++ The Subordinated Units will automatically convert into Common Units at the termination of the Subordination Period pursuant to Section 11.4 of the Agreement of Limited Partnership.
   1 Mr. Rudey is attributed 100% beneficial ownership of all Subordinated Units owned by U.S. Timberlands Management Company, L.L.C. ("Old Services").
   2 Mr. Rudey is attributed 100% beneficial ownership of all Subordinated Units owned by U.S. Timberlands Holdings, L.L.C. ("Holdings") through his interest in Rudey Timber Company, L.L.C.
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                              /s/ John M. Rudey                  11/25/97
                              _______________________________    ______________
                              **Signature of Reporting Person         Date


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,
      See Instruction 6 for procedure.